AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

This Amendment dated as of January 1, 2013 (this “Amendment”) is to the Investment Advisory Agreement dated as of December 30, 2009 (the “Agreement”), by and between Vulcan Value Partners, LLC, a Delaware limited liability company (the “Adviser”), and Financial Investors Trust (the “Trust”), a Delaware statutory trust, regarding each of the series of the Trust listed in Exhibit A of (each, a “Fund” and collectively, the “Funds”).  Any items not herein defined shall have the meaning ascribed to them in the Agreement.

WHEREAS, the Trust and the Adviser wish to amend the Agreement in certain respects as more fully set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.

Effective as of the date of this Amendment, Section 4 (Compensation of the Adviser) is replaced in its entirety with the new Section 4 (Compensation of the Adviser) set forth as follows:

4.

Compensation of the Adviser.  In consideration for the investment advisory services to be performed under this Agreement, (i) with respect to the Vulcan Value Partners Fund, the Adviser shall receive from the Trust a fee, computed and paid monthly at the annual rate of 1.00% of the Fund’s average daily net asset value, and (ii) with respect to the Vulcan Value Partners Small Cap Fund, the Adviser shall receive from the Trust a fee, computer and paid monthly at the annual rate of 1.15% of the Fund’s average daily net asset value.  Such average daily net asset value of each Fund shall be determined by taking an average of all of the determinations of such net asset value for such Fund during such month while this Agreement is in effect.  Such fee shall be payable for each month within five (5) business days after the end of such month.

2.

Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

FINANCIAL INVESTORS TRUST,

VULCAN VALUE PARTNERS, LLC

By: /s/ Edmund J. Burke

By: /s/ F. Hampton McFadden, Jr.

Name:  Edmund J. Burke

Name: F. Hampton McFadden, Jr.

Title:  President

Title:  Chief Compliance Officer